UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
New Dragon Asia Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
645378H102
(CUSIP Number)

December 4, 2007
(Date of Event Which Requires Filing of this Statement)

[Check the appropriate box to designate the rule pursuant to which this Schedule is filed:]

❒ Rule 13d-1(b)
☒ Rule 13d-1(c)
❒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No . 645378H102	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kong Sang Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ ______ (b) ☐ ______
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,448,620
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,448,620
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,448,620
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.91%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 645378H102	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a).        Name of Issuer:

New Dragon Asia Corp.

Item 1(b).         Address of Issuer's Principal Executive Offices:

Suite 2808, International Chamber of Commerce Tower, Fuchua Three Road, Shenzhen, China 518048

Item 2(a).         Name of Person Filing.

Kong Sang Chan

Item 2(b).         Address of Principal Business Office or, if None, Residence.

Flat F, Block 1, 43/F Sorrento
1 Austin Road West, Tsim Sha Tsui
Hong Kong

Item 2(c).         Citizenship.

People’s Republic of China

Item 2(d).         Title of Class of Securities:

                Class A Common Stock, par value $0.0001 per share

Item 2(e).         CUSIP Number:

                645378H102

Item 3.              If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whetherthe person filing is a:

                Not Applicable

Item 4.              Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1 as of December 5, 2007:

(a)	Amount beneficially owned: 5,448,620 shares of Common Stock, of which 3,500,000 shares were purchased pursuant to the Securities Purchase Agreement dated as of December 4, 2007.

(b)	Percent of Class: 9.91%

(c)	Number of shares as to which such person has:

(i)             sole power to vote or direct the vote:  5,448,620

(ii)            shared power to vote or direct the vote:   0

(iii)           sole power to dispose or direct the disposition of: 5,448,620

(iv)           shared power to dispose or direct the disposition of:   0

CUSIP No. 645378H102	SCHEDULE 13G	Page 4 of 6 Pages

Item 5.       Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.       Identification and Classification of Members of the Group.

Not Applicable

Item 9.       Notice of Dissolution of Group.

Not Applicable

CUSIP No. 645378H102	SCHEDULE 13G	Page 5 of 6 Pages

Item 10.           Certification.

Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 645378H102	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2008

By: /s/ Kong Sang Chan Name: Kong Sang Chan